UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2015

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: September 21, 2015	By:	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

DILUTION OF IMMEDIATE RETURNS UPON

NON-PUBLIC ISSUANCE OF A SHARES AND REMEDIAL MEASURES

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the Board warrant that the information set out in this announcement is true, accurate and complete, and accept joint responsibility for any false information or misleading statements contained in, or material omissions from, this announcement.

Matters relating to the non-public issuance of A shares by China Eastern Airlines Corporation Limited (the “Company”) were considered and approved at the eleventh ordinary meeting of the seventh session of the board of directors (the “Board”) convened on 23 April 2015, and the 2014 general meeting of shareholders, the first A shareholders class meeting and the first H shareholders class meeting for 2015 convened on 16 June 2015. To further implement the Opinions of the General Office of the State Council on Further Strengthening the Protection of Lawful Rights and Interests of Small and Medium Investors in the Capital Market (Guo Ban Fa [2013] No. 110) and safeguard small and medium investors’ right to know and interests, the Company would like to make the following announcement on dilution of immediate returns upon this non-public issuance of A shares and measures proposed to be adopted by the Company:

I.	IMPACT OF DILUTION OF IMMEDIATE RETURNS ON KEY FINANCIAL INDICATORS UPON THIS NON-PUBLIC ISSUANCE

(1)	Principal assumptions

1.	It is assumed that this non-public issuance will be completed at the end of December 2015. Such time of completion shall only be used to estimate the impact of dilution of immediate returns on key financial indicators upon this non-public issuance and the completion shall be subject to the final approval of China Securities Regulatory Commission and the actual completion time of issuance;

2.	It is assumed that there are no significant changes in operating conditions such as the macroeconomic environment, industrial policies, and developments in the aviation transportation industry;

3.	It is assumed that the number of shares to be issued by this non-public issuance is 2,329,192,546 shares;

4.	It is assumed that the final total proceeds (including issuance costs) of this non-public issuance will amount to RMB15,000 million;

5.	The financial indicators prior to and subsequent to the issuance in 2015 are based on figures in the 2014 audit report and the financial report for the first half of 2015, both of which were approved by the Board on 27 March 2015 and 14 August 2015 respectively. Meanwhile, taking into account the results of the Company being affected by factors such as macro-economy, the aviation transportation industry cycle and business development conditions, the overall revenue of the Company for 2015 is unpredictable. The following two assumptions are made to the revenue for 2015:

(1)	Net profit attributable to the parent company for 2015 remains in line with the figures stated in the financial report for the first half of 2015, i.e. RMB3,564 million;

(2)	Net profit attributable to the parent company for 2015 is twice the figures stated in the financial report for the first half of 2015, i.e. RMB7,128 million;

6.	Without taking into account the impacts of factors such as non-recurring profit and loss on the financial position of the Company;

7.	Without taking into account the impacts on the production, operation and financial position (such as financial costs) of the Company upon receipt of proceeds from this issuance;

8.	The aforementioned assumptions are only used to estimate impacts of the dilution of immediate returns on the Company’s key financial indicators upon this non-public issuance, and do not represent the Company’s judgment on the operating conditions and trend for 2015, nor do constitute any profit forecast. Investors should not place reliance on such assumptions in making their investment decisions. The Company shall not be liable to pay compensation for any losses resulting from any investment decision made by investors in reliance on such assumptions.

(2)	Impacts on the key indicators of the Company

The Company has estimated the impacts of this non-public issuance of A shares on the key financial indicators, such as earnings per share and return on net assets based on the above assumptions and descriptions and set out as follows:

		2015
Project	Prior to this non-public issuance (2014)	Without taking into account this non-public issuance (Note)	Upon this non-public issuance

Total share capital (Shares)	12,674,268,860	13,140,178,860	15,469,371,406
Total proceeds of this issuance (RMB ten thousand)			1,500,000.00

The assumed time of completion of this issuance			December 2015

Scenario 1: Assuming that the net profit attributable to the parent company of the Company in 2015 equals to the net profit in the first half of 2015
Equity attributable to owners of the parent company at the end of the period (RMB ten thousand)	2,769,600	3,126,000	4,626,000
Net profit attributable to owners of the parent company (RMB ten thousand)	341,700	356,400	356,400
Net assets per share (RMB/share)	2.19	2.38	2.99
Basic earnings per share (RMB/share)	0.27	0.27	0.23
Weighted average return on net assets (%)	13.06	12.09	12.09

Scenario 2: Assuming that the net profit attributable to the parent company of the Company in 2015 is twice the net profit in the first half of 2015
Equity attributable to owners of the parent company at the end of the period (RMB ten thousand)	2,769,600	3,482,400	4,982,400
Net profit attributable to owners of the parent company (RMB ten thousand)	341,700	712,800	712,800
Net assets per share (RMB/share)	2.19	2.65	3.22
Basic earnings per share (RMB/share)	0.27	0.54	0.46
Weighted average return on net assets (%)	13.06	22.80	22.80

Note:	On 27 July 2015, the Company entered into a conditional subscription agreement with Delta Air Lines, Inc. (“Delta Air Lines”), pursuant to which Delta Air Lines has agreed to subscribe for 465,910,000 newly issued ordinary H shares, at the consideration of HK$3,488,895,000 as strategic investment in H shares. The strategic investment by Delta Air Lines was completed on 9 September 2015. The current total share capital of the Company increased to 13,140,178,860 shares.

II.	MEASURES ADOPTED BY THE COMPANY TO ENSURE EFFECTIVE APPLICATION OF THE USE OF PROCEEDS

Pursuant to the relevant requirements under the Measures for the Administration of the Issue of Securities by Listed Companies, the Listing Rules of Shanghai Stock Exchange, the Listed Companies Regulatory Guidance No.2 — Regulatory Requirements on the Management and Use of Proceeds of Listed Companies and the Administrative Measures of Shanghai Stock Exchange for Raised Funds of Listed Companies, the Company has formulated and refined the Management System for Proceeds from Fund Raising Activities of China Eastern Airlines Corporation Limited, setting out clear rules on the deposit in special account and the use, management and supervision of proceeds from fund raising activities. In order to ensure the regulated and effective use of proceeds, the Board will continue to monitor the use and administration of the proceeds upon receipt of such proceeds from this non-public issuance to ensure that the proceeds will be applied in a reasonable and regulated manner so as to reasonably prevent risks associated with the use of proceeds. Principal measures are set out as follows:

1.	The proceeds shall be deposited in a special account for the purpose of centralized management. The special account shall not be used for depositing funds other than the above-mentioned proceeds, nor shall it be used for any other purposes;

2.	Within two weeks following receipt of the proceeds, the Company shall enter into a tri-party supervision agreement with the sponsor and the commercial bank with which the above-mentioned special account is maintained, for the special account of the proceeds. The signing of such agreement shall be filed with and announced through Shanghai Stock Exchange within two trading days;

3.	In applying the proceeds for project investment, the outgoing of funds shall be in strict compliance with the capital management system of the Company and shall go through approval formalities applicable to the use of proceeds. Any change of allocation of project funds shall be subject to the consideration by the Board, the approval by the shareholders’ meeting of the Company, as well as the positive consent of the independent non-executive directors of the Company, sponsor and the supervisory committee of the Company (the “Supervisory Committee”);

4.	The Board shall thoroughly review the progress of the proceeds projects per half a year, examine the deposit and use of the proceeds and issue a Report on the Deposit and Use of Proceeds of the Company. The Report on the Deposit and Use of Proceeds of the Company shall be subject to the consideration and approval by the Board and the Supervisory Committee and be reported to and announced through the Shanghai Stock Exchange within two trading days upon submission to the Board for approval. In conducting annual audit of the Company, an attestation report in relation to the deposit and use of proceeds shall be issued by an accounting firm to be engaged by the Company. Such report shall be submitted to the Shanghai Stock Exchange and disclosed on the website of the Shanghai Stock Exchange at the same time as the annual report of the Company is disclosed;

5.	Within two trading days upon the receipt of the attestation report from a certified public accountant, the Board shall report the same to and announce the same through the Shanghai Stock Exchange. Should there be any non-compliance in respect of the administration of proceeds as identified in such attestation report, the Board shall announce such non-compliance in respect of the deposit and use of proceeds, any consequence that has resulted or may result from such noncompliance, and measures taken or to be taken against it.

III.	MEASURES ADOPTED BY THE COMPANY TO EFFECTIVELY MITIGATE THE RISKS OF DILUTION OF IMMEDIATE RETURNS AND IMPROVE THE ABILITY OF GENERATING RETURNS IN FUTURE

1.	Apply proceeds in a reasonable manner, promote the development of the Company’s principal businesses and reduce the finance cost of the Company

In accordance with the Company’s strategy of “hub network operation”, in order to consolidate its core markets, control its key markets and focus on its major markets, it is essential for the Company to continuously increase the frequency of flights and number of destinations as well as expand its route network. Meanwhile, the Company has continuously streamlined and optimized its fleet structure in recent years and has been actively phasing out older aircraft models characterized by high energy consumption to increase the operating capacity of the Company. Upon the receipt of proceeds from this non-public issuance, the Company will further expand its fleet scale in order to make strategic preparation for the Company’s route network expansion and market share enhancement, which in turn will improve the Company’s sustained revenue and core competitive strengths.

Meanwhile, the proceeds will also be used for the repayment of bank loans and replenishment of working capital. Currently, the Company’s gearing ratio is relatively high. As at 30 June 2015, the gearing ratio in the Company’s consolidated financial statements was 81.08%. Upon receipt of the proceeds, the Company will use the proceeds in a reasonable manner, reduce debt financing and financial risks in order to improve its assets and liabilities structure and enhance its debt-servicing ability, which in turn will improve the Company’s risk resistance capacity and financial position.

2.	Further perfection of corporate governance to provide the governance structure and system safeguard for the sustainable development of the Company

The Company shall strictly comply with the requirements of laws, regulations and regulatory documents including the Company Law, the Securities Law and the Guidelines on Listed Companies’ Articles of Association of the People’s Republic of China to further increase the operation and management standard and continuously perfect our corporate governance in order to ensure: the full exercise by shareholders of their rights; the Board’s performance of its duties as required by the Articles of Association to make scientific and reasonable decisions; and the independent performance by the independent non-executive directors of the Company of their duties to protect the lawful interests of the Company (medium and small investors in particular), thereby providing the scientific and effective governance structure and system safeguard for the sustainable development of the Company.

3.	Establishment of a sound and stable mechanism of profit distribution and enhancement of the mechanism of investor return

The Company has amended its Articles of Association pursuant to the requirements of Notice Regarding Further Implementation of Cash Dividend Distribution by Listed Companies (Zheng Jian Fa [2012] No. 37) and Listed Companies Regulatory Guidance No. 3 — Cash Dividends Distribution of Listed Companies (Zheng Jian Hui Gong Gao [2013] No. 43) and the requirements of other relevant laws, regulations and regulatory documents, and formulated the Future Plan for Return to the Shareholders for the Coming Three Years (2015–2017) of China Eastern Airlines Corporation Limited. These profit distribution mechanisms further specify aspects such as the specific conditions, proportions, means of distribution and conditions on dividend distribution of the profit distribution of the Company, particularly cash distribution. It perfects the decision-making process and mechanism for our profit distribution and the principles of adjustment of the profit distribution policies, thereby enhancing the mechanism for the protection of interests of small and medium investors.

The Company has established a sound and effective mechanism of shareholders’ returns. Upon the completion of this non-public issuance, the Company will carry on with the strict implementation on profit distribution policy and actively enforce the distribution of profits to shareholders of the Company based on the conditions for profit distribution, thereby increasing investors’ returns.

Upon the receipt of proceeds from this non-public issuance of A shares, the total share capital and net assets of the Company will increase. Since it will take quite some time before the proceeds can generate benefits, such benefits are not expected to be reflected in our operating results within a short timeframe. With the increase in total share capital and net assets of the Company, financial indicators such as future earnings per share and weighted average return on net assets may suffer some degree of decrease in the short run. Investors are cautioned to pay attention to the risk of dilution of the immediate earnings attributable to shareholders pertaining to this non-public issuance of A shares.

The hypothetical analysis of the operating data of the Company made in this announcement does not constitute a profit forecast of the Company. Investors are advised to act rationally in their investment and beware of investment risks.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Joint Company Secretary

Shanghai, the People’s Republic of China

21 September 2015

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director) and Shao Ruiqing (Independent non-executive Director).

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